BC FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2. Date of Material Change

The date of the material change is February 3, 2009.

3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: February 4, 2009

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4. Summary of Material Change

Yukon-Nevada Gold Corp. announces a $500,000 private placement.

5. Full Description of Material Change

The Company announces it has negotiated a $500,000 non-brokered private placement to sell up to 10,000,000 units (the “Units”) at a price of $0.05 per Unit. A finder’s fee is payable on the private placement.

Each Unit will consist of one common share (a “Share”) and two series of share purchase warrants (the “Warrant”). The first warrant (the “Series ”A” Warrant”) can be exercised to purchase one additional common share (a “Warrant Share”) at a price of $0.07 per share within 12 months of closing of the private placement and the second warrant (the “Series “B” Warrant) can be exercised to purchase a Warrant Share at a price of $0.09 per share within 18 months of closing of the private placement.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to “hold period” of four months plus one day from the date of issuance of the aforesaid securities.

The proceeds of the private placement transaction will be used for mill operations at the Company’s Jerritt Canyon Mine, Nevada.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Graham Dickson, President and CEO
Bus. Tel: (604) 688-9427

9. Date of Report

Dated at Vancouver, British Columbia , this 4th day of February, 2009.

“Shaun Heinrichs”
Shaun Heinrichs, CFO